International Flavors & Fragrances Inc.

521 West 57th Street

New York, NY 10019

December 29, 2020

VIA EDGAR

Mr. Tim Buchmiller

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street N.E.

Washington, D.C. 20549

Re:	International Flavors & Fragrances Inc. Registration Statement on Form S-4 (File No. 333-238072)

Dear Mr. Buchmiller:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), International Flavors & Fragrances Inc., a New York corporation (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of its Registration Statement on Form S-4 (File No. 333-238072), as amended (the “Registration Statement”), and declare the Registration Statement effective as of 4:00 p.m., Eastern time, on December 31, 2020, or as soon as reasonably practicable thereafter.

The Registrant hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities in the Registration Statement. Further, the Registrant acknowledges that, in connection with the Registration Statement and this request for acceleration:

1. should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3. the Registrant may not assert the comments of the staff of the Commission and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact Kyle Harris of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2113 or by email at kaharris@cgsh.com. In addition, please notify Mr. Harris when this request for acceleration has been granted.

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Very truly yours,

International Flavors & Fragrances Inc.

By:	/s/ Nanci Prado
	Name:	Nanci Prado
	Title:	Deputy General Counsel

cc:	Tara Harkins, Securities and Exchange Commission

Kevin Kuhar, Securities and Exchange Commission

Christine Westbrook, Securities and Exchange Commission

Brandon Van Dyke, Skadden, Arps, Slate, Meagher & Flom LLP

Erik T. Hoover, Nutrition & Biosciences, Inc.

Kyle A. Harris, Cleary Gottlieb Steen & Hamilton LLP